UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

PFSweb, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

717098206
(CUSIP Number)

April 23, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717098206

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons Peter R. Kellogg
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 500,000
	6.	Shared Voting Power none
	7.	Sole Dispositive Power 500,000
	8.	Shared Dispositive Power none
9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 500,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions).	☐
11.	Percent of Class Represented by Amount in Row (9): 5.02%
12.	Type of Reporting Person (see instructions): IN, HC

CUSIP No. 717098206

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons IAT Reinsurance Company Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 500,000
	6.	Shared Voting Power none
	7.	Sole Dispositive Power 500,000
	8.	Shared Dispositive Power none
9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 500,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions).	☐
11.	Percent of Class Represented by Amount in Row (9): 5.02%
12.	Type of Reporting Person (see instructions): CO

CUSIP No. 717098206

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons MMK Reinsurance Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 500,000
	6.	Shared Voting Power none
	7.	Sole Dispositive Power 500,000
	8.	Shared Dispositive Power none
9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 500,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions).	☐
11.	Percent of Class Represented by Amount in Row (9): 5.02%
12.	Type of Reporting Person (see instructions): CO

CUSIP No. 717098206

ITEM 1(a).	NAME OF ISSUER:

PFSweb, Inc. (“PFSweb”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

500 North Central Expressway
Plano, Texas 75074

ITEM 2(a).	NAME OF PERSON FILING:

This statement is filed on behalf of Peter R. Kellogg, IAT Reinsurance Company Ltd., a Bermuda corporation (“IAT”), and MMK Reinsurance Ltd., a Bermuda corporation (“MMK”).  Mr. Kellogg is the sole owner of IAT’s voting stock, is a member of IAT’s board of directors, and is the President and CEO of IAT.  MMK is a wholly-owned subsidiary of IAT.  A joint filing agreement of Mr. Kellogg, IAT and MMK is attached as Exhibit A hereto.

This statement relates to 500,000 shares of PFSweb held by MMK.  Mr. Kellogg has sole dispositive and voting power with respect to the shares of PFSweb owned by MMK.  Mr. Kellogg disclaims beneficial ownership of the shares held by MMK and IAT, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

48 Wall Street, 30th Floor, New York, NY 10005

ITEM 2(c).	CITIZENSHIP:

IAT is a Bermuda corporation, MMK is a Bermuda corporation, and Peter R. Kellogg is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.001 per share

ITEM 2(e).	CUSIP NUMBER:

717098206

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

N/A

CUSIP No. 717098206

ITEM 4.	OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED: 500,000 shares

(b)	PERCENT OF CLASS: 5.02%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	Sole power to vote or to direct the vote: 500,000 shares

(ii)	Shared power to vote or to direct the vote: none

(iii)	Sole power to dispose or to direct the disposition of: 500,000 shares

(iv)	Shared power to dispose or to direct the disposition of: none

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   [   ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by them in accordance with their ownership interest in IAT.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Exhibit B.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 717098206

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	April 29, 2010 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

IAT REINSURANCE COMPANY LTD.

Dated:	April 29, 2010 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Name: Peter R. Kellogg Title: President and CEO

MMK REINSURANCE LTD.

Dated:	April 29, 2010 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Name: Peter R. Kellogg Title: President and CEO

CUSIP No. 717098206

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:	April 29, 2010 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Marguerite R. Gorman

IAT REINSURANCE COMPANY LTD.

Dated:	April 29, 2010 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Name: Peter R. Kellogg Title: President and CEO

MMK REINSURANCE LTD.

Dated:	April 29, 2010 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Name: Peter R. Kellogg Title: President and CEO

CUSIP No. 717098206
Exhibit B

ITEM 7

IAT is the relevant subsidiary for which Peter R. Kellogg may be considered a control person.

CUSIP No. 717098206

Exhibit C

The Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg is incorporated by reference from a Schedule 13D filed by Mr. Peter R. Kellogg with the Securities and Exchange Commission on April 5, 2007.